UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Wescorp Energy Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

95083L103
(CUSIP Number)

Jack Huber
c/o Randolf W. Katz
Baker & Hostetler LLP
600 Anton Blvd., Suite 900
Costa Mesa, California 92626
714-966-8807

With a copy to:

Randolf W. Katz, Esq.
Baker & Hostetler LLP
600 Anton Blvd., Suite 900
Costa Mesa, California 92626
714-966-8807

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 95083L103	Page 2 of 55 Pages

1.	Names of Reporting Persons. SEE NAMES ON ATTACHED FORMS
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization SEE INFORMATION ON ATTACHED FORMS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power AGGREGATE OF ATTACHED FORMS IS 91,245,306
	8.	Shared Voting Power AGGREGATE OF ATTACHED FORMS IS 600,000 (John Anderson)
	9.	Sole Dispositive Power AGGREGATE OF ATTACHED FORMS IS 91,245,306
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person AGGREGATE OF ATTACHED FORMS IS 91,245,306
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.95
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 3 of 55 Pages

1.	Names of Reporting Persons. John Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,178,320
	8.	Shared Voting Power 600,000
	9.	Sole Dispositive Power 4,178,320
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.74
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 4 of 55 Pages

1.	Names of Reporting Persons. Gordon M. Barnes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,742,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,742,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,742,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.02
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 5 of 55 Pages

1.	Names of Reporting Persons. Darrell Bauer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,150,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 3,150,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,150,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.44
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 6 of 55 Pages

1.	Names of Reporting Persons. Terrence Roy Bayliss
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,500,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,500,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.49
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 7 of 55 Pages

1.	Names of Reporting Persons. Morten Borch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Norway
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,300,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,300,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.80
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 8 of 55 Pages

1.	Names of Reporting Persons. Leonard N. Chanasyk
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 632,222
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 632,222
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 632,222
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 9 of 55 Pages

1.	Names of Reporting Persons. Alfred Comeau
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,659,538
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 5,659,538
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,659,538
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.44
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 10 of 55 Pages

1.	Names of Reporting Persons. Carlos Correia
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 450,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 450,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 11 of 55 Pages

1.	Names of Reporting Persons. Constantino John D’Agostino
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 376,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 376,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 12 of 55 Pages

1.	Names of Reporting Persons. Laurent Doucette
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 80,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 13 of 55 Pages

1.	Names of Reporting Persons. 2K3D Investments Inc. (Kenneth Francis)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,350,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,350,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.06
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 14 of 55 Pages

1.	Names of Reporting Persons. Peter Ferreira
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 106,800
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 106,800
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 15 of 55 Pages

1.	Names of Reporting Persons. George Warren Gummow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,008,256
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,008,256
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,008,256
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.56
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 16 of 55 Pages

1.	Names of Reporting Persons. Robert Clayton Harms
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,560,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 5,560,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,560,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.18
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 17 of 55 Pages

1.	Names of Reporting Persons. Gary Howell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 359,286
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 359,286
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 359,286
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 18 of 55 Pages

1.	Names of Reporting Persons. John Huber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,083,232
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 14,083,232
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,083,232
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.03
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 19 of 55 Pages

1.	Names of Reporting Persons. Timothy Daniel Huber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,763,201
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,763,201
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,763,201
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.38
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 20 of 55 Pages

1.	Names of Reporting Persons. Kevin Colborne Jarvis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,812,945
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,812,945
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,812,945
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.47
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 21 of 55 Pages

1.	Names of Reporting Persons. David Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,014,872
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 5,014,872
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,014,872
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.92
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 22 of 55 Pages

1.	Names of Reporting Persons. Brian Dalton Kirby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,276,071
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,276,071
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,276,071
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.33
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 23 of 55 Pages

1.	Names of Reporting Persons. Leslie Hugh Knight
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 829,940
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 829,940
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 829,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 24 of 55 Pages

1.	Names of Reporting Persons. Garry Lynkowski
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 728,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 728,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 728,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 25 of 55 Pages

1.	Names of Reporting Persons. Bryant May
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 500,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 26 of 55 Pages

1.	Names of Reporting Persons. Terry Mereniuk
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 692,595
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 692,595
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 692,595
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 27 of 55 Pages

1.	Names of Reporting Persons. Eddie Steven Moroz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 286,588
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 286,588
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,588
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 28 of 55 Pages

1.	Names of Reporting Persons. Charles Joseph Moser
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 590,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 590,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 590,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 29 of 55 Pages

1.	Names of Reporting Persons. Oak Ridge Investments Principal: Milt Hohol
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,557,556
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,557,556
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,557,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.21
14.	Type of Reporting Person (See Instructions) IN

13D
CUSIP No. 95083L103	Page 30 of 55 Pages

1.	Names of Reporting Persons. Dale Plante
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 930,875
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 930,875
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 930,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D
CUSIP No. 95083L103	Page 31 of 55 Pages

1.	Names of Reporting Persons. Douglas Robinson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,060,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,060,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,060,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.60
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 32 of 55 Pages

1.	Names of Reporting Persons. Dennis H. Pelletier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,581,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,581,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,581,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 33 of 55 Pages

1.	Names of Reporting Persons. Noah Samuel Rosen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,110,700
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,110,700
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,110,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D
CUSIP No. 95083L103	Page 34 of 55 Pages

1.	Names of Reporting Persons. Scott Michael Shemwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,100,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,100,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.64
14.	Type of Reporting Person (See Instructions) IN

13D
CUSIP No. 95083L103	Page 35 of 55 Pages

1.	Names of Reporting Persons. Perry Robert Stenback
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,201,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,201,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,201,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D
CUSIP No. 95083L103	Page 36 of 55 Pages

1.	Names of Reporting Persons. Jody D. Stevens
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 675,315
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 675,315
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 675,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D

CUSIP No. 95083L103	Page 37 of 55 Pages

1.	Names of Reporting Persons. Craig R. Styles
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 747,500
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 747,500
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 747,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D
CUSIP No. 95083L103	Page 38 of 55 Pages

1.	Names of Reporting Persons. Patrick J. Twa
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 485,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 485,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 485,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D
CUSIP No. 95083L103	Page 39 of 55 Pages

1.	Names of Reporting Persons. Lucas Wegmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,828,750
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 7,828,750
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,828,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.02
14.	Type of Reporting Person (See Instructions) IN

13D
CUSIP No. 95083L103	Page 40 of 55 Pages

1.	Names of Reporting Persons. Bruce Edward Winton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 789,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 789,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 789,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 1%
14.	Type of Reporting Person (See Instructions) IN

13D
CUSIP No. 95083L103	Page 41 of 55 Pages

1.	Names of Reporting Persons. Michael Melio Verdecchia
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,192,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,192,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,192,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.71
14.	Type of Reporting Person (See Instructions) IN

13D
CUSIP No. 95083L103	Page 42 of 55 Pages

1.	Names of Reporting Persons. Alan Yeates
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,356,744
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,356,744
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,356,744
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.84
14.	Type of Reporting Person (See Instructions) IN

13D
CUSIP No. 95083L103	Page 43 of 55 Pages

Item 1.        Security and Issuer

This joint statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Wescorp Energy Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is Suite 400, 435 – 4th Avenue South West, Calgary, Alberta T2P 3A8 Canada.

Item 2.        Identity and Background

(a)              This joint statement on Schedule 13D is being filed by the persons identified in subsection (b), below.  Each of such persons is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.”  None of the Reporting Persons shares authority to vote or dispose of the shares of Common Stock reported in this Schedule 13D.

(b) The business address of each of the Reporting Persons is set forth below:

Name & Address

John Anderson 1720 – 1111 West Georgia Street Vancouver, British Columbia V6C 3E8 Canada

Gordon M. Barnes 71 Westview Crescent Spruce Grove, Alberta T7X 1L3 Canada

Darrell Bauer 3023-105 Street Edmonton, Alberta Y6J 2Z7 Canada

Terrence Roy Bayliss 5680 Muggies Way Nanaimo, British Columbia V9V 1W2 Canada

Morten Borch Niels Leuchs vei 41 N-1359 Eiskmarka Norway

13D
CUSIP No. 95083L103	Page 44 of 55 Pages

Name & Address

Leonard N. Chanasyk 9701-96 A Street Edmonton, Alberta T6C 3Z9 Canada

Alfred Comeau 52023 Range Road 231 Sherwood Park, Alberta T8B 1A2 Canada

Carlos Correia c/o Vita Bella 15620-95 Avenue Edmonton, Alberta T5P 0A4 Canada

Constantino John D’Agostino 5145 E. Highway #63 North Bay, Ontario P1B 8G4 Canada

Laurent Doucette 15812 131 Ave NW Edmonton, Alberta T5V J41 Canada

2K3D Investments Inc. Box 2349 Kindersley, Saskatchewan S0L 1S0 Canada

Peter Ferreira 4814 Albert Street Burnaby, British Columbia V5C 2H3 Canada

George Warren Gummow 14821 Bartlett Ct. San Martin, California 95046

Robert Clayton Harms c/o 13333 Fort Road Edmonton, Alberta T5A 1C3 Canada

13D
CUSIP No. 95083L103	Page 45 of 55 Pages

Name & Address

Gary Howell Calle Dr. Perez Olave km1 Ciudad Joaquin Suarez Canelones, Uruguay 91200

John Huber 255 Westridge Road Edmonton, Alberta T5T 1C2 Canada

Timothy Daniel Huber 6615 Inverness Drive Rogers, Arkansas 72758

Kevin Colborne Jarvis 13211-104 Avenue NW Edmonton, Alberta T5N 0W3 Canada

David Jones 7 Vivyenne Court North Bay, Ontario P1A 4J2 Canada

Brian Dalton Kirby 682 Roslyn Boulevard North Vancouver British Columbia V7G 1P3 Canada

Leslie Hugh Knight 27360-58th Crescent Langley, British Columbia V4W 3W7 Canada

Garry Lynkowski 637 Almandine Court Kelowna, British Columbia V1W 4Z5 Canada

Bryant May 35 Langholm Dr. St. Albert, Alberta T8N 3R7 Canada

13D
CUSIP No. 95083L103	Page 46 of 55 Pages

Name & Address

Terry Mereniuk 92 Wize Court Edmonton, Alberta T6M 0A3 Canada

Eddie Steven Moroz 5815-99 St Edmonton, Alberta T6E 3N8 Canada

Charles Joseph Moser 305 Byrne Court SW Edmonton, Alberta T6W 1E2 Canada

Oak Ridge Investments 13 Strathdale Close SW Calgary, Alberta T3H 2K2 Canada

Dale Plante 180 East Broad Street Columbus, Ohio 43215

Dennis H. Pelletier 137 Greenoch Crescent Edmonton, Alberta T6L 1W6 Canada

Douglas Robinson Suite 910-675 West Hastings St. Vancouver, British Columbia V6B 1N2 Canada

Noah Samuel Rosen 3100 Market Street #300 Rogers, Arkansas 72758

Scott Michael Shemwell 20715 Park Pine Drive Katy, Texas 77450

Perry Robert Stenback #31 53503 Range Rd 274 Spruce Grove, Alberta T7X 3R9 Canada

13D
CUSIP No. 95083L103	Page 47 of 55 Pages

Name & Address

Jody D. Stevens 85 Strathlea Court SW Calgary, Alberta T3H 4T4 Canada

Craig R. Styles 9112-139 Street Edmonton, Alberta T5R 0H2 Canada

Patrick J. Twa 11 Spring Meadows Lane Calgary, Alberta T3Z 3L7 Canada

Lucas Wegmann PO Box 506 Newcastle, Maine 04553

Bruce Edward Winton 145 Laurier Drive Edmonton, Alberta T5R 5P9 Canada

Michael Melio Verdecchia 58 Northwood Street Sault Ste. Marie, Ontario P6B 4M4 Canada

Alan Yeates 1101 Northshore Rd. North Bay, Ontario P1B 8G4 Canada

(c) The principal business of none of the Reporting Persons is investments.  The Reporting Persons are employed in various managerial capacities of enterprises owned by them or others or are retired.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

13D
CUSIP No. 95083L103	Page 48 of 55 Pages

(f) Each of the Reporting Persons is a citizen of Canada, except as noted:

Morten Borch-Norway

Noah Samuel Rosen-USA

Lucas Wegmann-USA

Garry Howell-Ireland

Scott Michael Shemwell-USA

Timothy Daniel Huber-USA

George Warren Gummow-USA

13D
CUSIP No. 95083L103	Page 49 of 55 Pages

Item 3.        Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 78,448,528 shares of Common Stock for an aggregate of approximately $16,400,000 using their own funds, exclusive of options for the purchase of an additional aggregate of 12,796,778 shares of Common Stock for an aggregate exercise price of approximately $1,970,000.

Item 4.        Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock (whether directly from the Issuer, through open-market purchases, private transactions, or conversion of the Issuer’s debt securities) at various time based on their individual beliefs that such securities represented attractive investment opportunities, and such purchases were made in the Reporting Persons’ ordinary course of business.

The Reporting Persons intend to continue to review continuously their interest in the Issuer.  Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions, or otherwise.

The Reporting Persons are disappointed with the Issuer’s business performance and wish to engage in a constructive dialogue with officers, directors, and other representatives of the Issuer, as well as other of the Issuer’s stockholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, changes to the board of directors, management, or other personnel, ownership, capitalization, and financial requirements.  The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer.  The factors that the Reporting Persons may consider in evaluating their interest in the Issuer’s business include the following:  (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of additional shares or rights to acquire (whether through purchase of equity or conversion of debt instruments into equity)  purchase at any particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

13D
CUSIP No. 95083L103	Page 50 of 55 Pages

Except as set forth above, the Reporting Persons intend to review their options continuously but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.        Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 127,680,313 shares of the Common Stock issued and outstanding as of October 5, 2011, as reported in the most recent Quarterly Report of the Issuer on Form 10-Q for the fiscal quarter ended June 30, 2011.  All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of October 5, 2011, unless otherwise indicated.  The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

(c) No Reporting Person effected any transaction in shares of the Common Stock from August 4, 2011 (the date 60 days prior to the filing of this Schedule 13D) to October 5, 2011.

(d) No person other than each Reporting Person, solely in respect of each such Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

13D
CUSIP No. 95083L103	Page 51 of 55 Pages

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for outstanding options to purchase shares of the Issuer’s common stock, as summarized hereinbelow, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any Reporting Person and the Issuer with respect to any securities of the Issuer.  There are no contracts, arrangements, understandings, or relationships (legal or otherwise) between or among any Reporting Persons or with any third party with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Name & Address	Options #	Options $	Options Expiry

Gordon M. Barnes 71 Westview Crescent Spruce Grove, Alberta T7X 1L3	150,000	0.15	12/2011

Darrell Bauer 3023-105 Street Edmonton, Alberta Y6J 2Z7	1,000,000	0.15	09/2012

Terrence Roy Bayliss 5680 Muggies Way Nanaimo, British Columbia V9V 1W2	1,000,000	0.15	09/2012

Morten Borch Niels Leuchs vei 41 N-1359 Eiskmarka	300,000	0.15	08/2012

Leonard N. Chanasyk 9701-96 A Street Edmonton, Alberta T6C 3Z9	222,222	0.15	12/2011

Carlos Correia c/o Vita Bella 15620-95 Avenue Edmonton, Alberta T5P 0A4	150,000	0.15	09/2012

George Warren Gummow 14821 Bartlett Ct. San Martin, CA 95046	555,556 250,000	0.15 0.25	12/2011 Start:12/2010

13D
CUSIP No. 95083L103	Page 52 of 55 Pages

Name & Address	Options #	Options $	Options Expiry

Robert Clayton Harms c/o 13333 Fort Road Edmonton, Alberta T5A 1C3	2,780,000	0.15	12/2011

Timothy Daniel Huber 6615 Inverness Drive Rogers, Arkansas 72758	280,000	0.15	12/2011

Kevin Colborne Jarvis 13211-104 Avenue NW Edmonton, Alberta T5N 0W3	444,445	0.15	09/2012

Garry Lynkowski 637 Almandine Court Kelowna, British Columbia V1W 4Z5	278,000	0.15	12/2011

Oak Ridge Investments Principal: Milt Hohol 13 Strathdale Close SW Calgary, Alberta T3H 2K2	778,778 100,000	0.15 0.25	01/2012 12/2015

Douglas Robinson Suite 910-675 West Hastings St. Vancouver, BC V6B 1N2	1,030,000	0.15	12/2011

Craig R. Styles 9112-139 Street Edmonton, Alberta T5R 0H2	200,000	0.15	12/2011

Lucas Wegmann PO Box 506 Newcastle, Maine 04553	1,500,000 900,000	0.15 0.50	12/2011 12/2011

Bruce Edward Winton 145 Laurier Drive Edmonton, Alberta T5R 5P9	300,000	0.15	12/2011

Alan Yeates 1101 Northshore Rdhp. North Bay, Ontario P1B 8G4	100,000 100,000 277,777	0.20 0.15 0.15	5/2012 12/2011 12/2011

Item 7.        Material to be Filed as Exhibits

None.

[signature pages follow]

13D
CUSIP No. 95083L103	Page 53 of 55 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 5, 2011

/s/ John Anderson
John Anderson

/s/ Gordon M. Barnes
Gordon M. Barnes

/s/ Darrell Bauer
Darrell Bauer

/s/ Terrence Roy Bayliss
Terrence Roy Bayliss

/s/ Morten Borch
Morten Borch

/s/ Leonard N. Chanasyk
Leonard N. Chanasyk

/s/ Alfred Comeau
Alfred Comeau

/s/ Carlos Correia
Carlos Correia

/s/ Constantino John D’Agostino
Constantino John D’Agostino

/s/ Laurent Doucette
Laurent Doucette

2K3D INVESTMENTS INC.

By:	/s/ Kenneth Francis
Kenneth Francis,
Authorized Signatory

13D
CUSIP No. 95083L103	Page 54 of 55 Pages

/s/ Peter Ferreira
Peter Ferreira

/s/ George Warren Gummow
George Warren Gummow

/s/ Robert Clayton Harms
Robert Clayton Harms

/s/ Gary Howell
Gary Howell

/s/ John Huber
John Huber

/s/ Timothy Daniel Huber
Timothy Daniel Huber

/s/ Kevin Colborne Jarvis
Kevin Colborne Jarvis

/s/ David Jones
David Jones

/s/ Brian Dalton Kirby
Brian Dalton Kirby

/s/ Leslie Hugh Knight
Leslie Hugh Knight

/s/ Garry Lynkowski
Garry Lynkowski

/s/ Bryant May
Bryant May

/s/ Terry Mereniuk
Terry Mereniuk

/s/ Eddie Steven Moroz
Eddie Steven Moroz

/s/ Charles Joseph Moser
Charles Joseph Moser

OAK RIDGE INVESTMENTS

By:	/s/ Milt Hohol
Milt Hohol, Principal

13D
CUSIP No. 95083L103	Page 55 of 55 Pages

/s/ Dennis H. Pelletier
Dennis H. Pelletier

/s/ Dale Plante
Dale Plante

/s/ Douglas Robinson
Douglas Robinson

/s/ Noah Samuel Rosen
Noah Samuel Rosen

/s/ Scott Michael Shemwell
Scott Michael Shemwell

/s/ Perry Robert Stenback
Perry Robert Stenback

/s/ Jody D. Stevens
Jody D. Stevens

/s/ Craig R. Styles
Craig R. Styles

/s/ Patrick J. Twa
Patrick J. Twa

/s/ Lucas Wegmann
Lucas Wegmann

/s/ Bruce Edward Winton
Bruce Edward Winton

/s/ Michael Melio Verdecchia
Michael Melio Verdecchia

/s/ Alan Yeates
Alan Yeates